UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement of Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

August 17, 2010 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President and CEO: Katsunori Nagayasu) hereby announces that it has filed its Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “Annual Report”) with the U.S. Securities and Exchange Commission on August 16, 2010. The Annual Report includes MUFG’s audited consolidated financial statements prepared under U.S. GAAP as of and for the fiscal year ended March 31, 2010.

The Annual Report is available on our website at the following website address: http://www.mufg.jp/english/ir/annualreport/.

In addition, all shareholders may receive a hard copy of the Annual Report free of charge upon request at our website.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Accounting Office

Tel: 81-3-3240-7200